Ex99.109

DeFi Technologies Announces LOI to Acquire Protos Asset Management GmbH
Company also Provides Upcoming Shareholder  Call Connection Details
TORONTO, Aug. 12, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR)  (OTC: DEFTF) is pleased to announce that it has entered into a letter of intent (the "LOI") to acquire 100% of the issued and outstanding securities of Protos Asset Management GmbH ("Protos") (the "Protos Acquisition").

Protos, through their various funds and investment structures, gives investors exposure to professionally managed portfolios of cryptocurrency assets and DeFi networks. The founders have 18 combined years of investing in Bitcoin and  cryptocurrencies.
Protos Quant accounts aim to systematically reduce risk while growing the size of its clients portfolios relative to their BTC & ETH benchmarks.
In 2017, Protos raised the first "tokenized" quantitative crypto fund, issuing the PRTS token (one of the first security  tokens).
The LOI contemplates that DeFi Technologies and Protos will promptly negotiate and enter into a definitive agreement ("Definitive Agreement"), together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI.
Wouter Witvoet, DeFi Technologies Chief Executive Officer stated, "Since 2017, the team at Protos have created excellent infrastructure to give institutional and individual investors access to a diversified DeFi portfolio. They were also pioneers in allowing investors to access their quantitative investment strategies via the PRTS security token. It is these kinds of developments that I am excited to bring to the DeFi Technologies family and get to real scale using the platform we have  created."
Russell Starr, DeFi Technologies Executive Chairman, stated, "The acquisition of Protos paired with our planned acquisition of DeFi Yield and our current Valour ETP business creates an ideal symbiotic product offering for investors looking to get diversified exposure to the DeFi universe within one publicly listed company. These additions, along with the great team Defi Yield has assembled, now allows us to execute on our plans for rapid expansion throughout the DeFi universe. DeFi Technologies is now the most holistic publicly listed DeFi company in the world and should create tremendous shareholder value as we grow both organically and through acquisitions."
Thomas Kineshanko, co-founder of Protos stated, "We believe that the combined strengths of DeFi Technologies and Protos will allow us to offer a portfolio of the highest quality DeFi products under one roof. Our team at Protos is deeply technical and passionate about DeFi and includes strong DeFi insights, quant trading and structured products capabilities. Through Protos we've brought several successful products to market early including the first tokenized hedge fund and one of the first and most successful DeFi yield hedge funds. This acquisition allows us to bring our technical experience and passion for DeFi to more users by leveraging the reach and world-class executive leadership that DeFi Technologies brings to the table."
The completion of the Protos Acquisition is subject to the receipt of all necessary approvals, including without limitation, negotiation and execution of a Definitive Agreement, shareholder and board approval of each of Protos and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) to be set out in the Definitive  Agreement.
In consideration for the Protos Acquisition, the Company shall, upon closing of the Protos Acquisition, issue 7,500,000 common shares of the Company (the "DeFi Shares") at a deemed price of $1.48 per DeFi Share to the shareholders of Protos The DeFi Shares shall be subject to an initial lock-up of three months, and then release in equal quarterly tranches over two years. Additional information in connection with the Protos Acquisition will be provided by the Company in subsequent press releases.

Through the Protos Acquisition, DeFi Technologies will have ownership of the operating business, all intellectual property, and brand of Protos and will assume the core operating team of Protos.
Shareholder Call

Separate from its acquisition of Protos, the Company will also conduct a shareholder call on August 16, 2021 at 12:00 p.m. EST to discuss its strong financial performance for the three and six-month period ending June 30, 2021. The Company expects to release numbers related to the first half period of the year on August 13, 2021. In addition, the Company intends to discuss its recent acquisitions and the corporate strategy for rapid and sustainable growth built on its current successes.
Participant Link Via Phone: Toll Free: 1-877-407-0784
Toll/International: 1-201-689-8560
Participant Link via Computer: http://public.viavid.com/index.php?id=146227
About Protos:
Founded in Switzerland in 2017, Protos Asset Management GmbH ("Protos") is a leading provider of systematic crypto and Defi exposure. Protos provides a secure way to invest in cryptocurrency assets and DeFi networks that is systematically traded for accredited individuals, family offices, institutions and funds of funds. For more information visit  https://protosmanagement.com/

About  DeFi Technologies:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit  https://defi.tech/
Cautionary  note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward- looking information includes, but is not limited to, statements with respect to the Proto Acquisition and the Definitive Agreement; timing of release of quarterly financial statements; the shareholder call; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company or Protos, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance  that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT  RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS  RELEASE.

View original content to download multimedia: https://www.prnewswire.com/news-releases/defi-technologies-announces-loi-to-acquire-protos-asset-management-gmbh-301353947.html SOURCE DeFi Technologies, Inc.

View  original content  to download  multimedia: http://www.newswire.ca/en/releases/archive/August2021/12/c1425.html
For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Veronica Welch, VEW Media,  ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:30e 12-AUG-21